Exhibit 99.1

Canadian Solar Announces Confidential Submission of YieldCo Registration Statement

GUELPH, ONTARIO, November 4, 2015—Canadian Solar, Inc. (NASDAQ: CSIQ), today announced that it confidentially submitted a draft registration statement on Form S-1 to the U.S. Securities and Exchange Commission (SEC) relating to the proposed initial public offering of common equity of a YieldCo vehicle. The number of securities to be sold and the price range for the proposed offering have not yet been determined. The initial public offering is subject to the SEC review process, market and other conditions.

This news release is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933 and does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 11 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the world, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.